UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: March, 2023

Commission File Number: 001-38336

NUTRIEN LTD.

(Name of registrant)

Suite 1700, 211 19th Street East

Saskatoon, Saskatchewan, Canada S7K 5R6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIEN LTD.

Date: March 6, 2023	By: /s/ Robert A. Kirkpatrick
Name: Robert A. Kirkpatrick
Title: Senior Vice President, General Counsel Securities & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Consent of KPMG LLP